Filed by Affymetrix, Inc. Pursuant to Rule 425
Under the Securities Act of 1933

Commission File No. 000-28218

The following is a press release distributed by ParAllele Bioscience, Inc. on May 31, 2005:

Contacts:
ParAllele BioScience, Inc.
Nick Naclerio
Chief Executive Officer
Tel: (650) 228-7411
nnaclerio@parallelebio.com

For ParAllele BioScience, Inc.:
Jennifer Larson
Tel: (415) 409-2729
jlarson@labfive.com

ParAllele BioScience
Signs Agreement to be Acquired by Affymetrix

South San Francisco, Calif., May 31, 2005 – ParAllele BioScience, Inc. announced today that it has entered into a definitive agreement to be acquired by Affymetrix Inc. (Nasdaq: AFFX) for approximately $120 million, subject to certain adjustments, including changes in ParAllele’s working capital prior to closing. The merger consideration is intended to be paid in Affymetrix stock and is expected to close in the third quarter of 2005, subject to customary closing conditions and regulatory approvals.

When used with Affymetrix GeneChip® technology, ParAllele’s proprietary assay effectively gives researchers a powerful “molecular microscope” for examining the entire genome. Together these technologies offer scientists the ability to perform detailed analysis on tens of thousands of different sites in the genome, giving them the freedom to design virtually any experiment they want.

This acquisition builds on a successful two-year collaboration between Affymetrix and ParAllele that has enabled scientists to access more genomic information, in less time, and for less money, than ever before. By acquiring ParAllele, Affymetrix expects to strengthen its assay R&D capabilities, accelerate its development and commercialization of new products, and drive sales by opening new market opportunities.

“This is an exciting step for ParAllele,” said Tom Willis, Ph.D., Chief Scientific Officer and co-founder of ParAllele. “The strategic and technology synergies between ParAllele and Affymetrix couldn’t be better.”

“Together, Affymetrix and ParAllele have enabled new areas of science by offering products to explore the whole genome as well as specific regions of interest,” said Stephen P.A. Fodor, Ph.D., Founder, Chairman and Chief Executive Officer of Affymetrix. “The potential for ParAllele’s technology goes far beyond genotyping. We will combine both companies’ technologies to accelerate discovery and product development in a wide variety of areas, from basic research to the clinic.”

“By combining forces with the leading microarray company in the world, we will be able to deliver a more complete portfolio of products and establish our combined platform as the ubiquitous standard for genetic analysis,” said Nick Naclerio, President and CEO of ParAllele. “We believe the entrepreneurial culture of Affymetrix will be a good fit for ParAllele’s employees, whose talent, hard work, and creativity have taken us this far.”

“We are pleased for the shareholders and employees of ParAllele, whose innovative, multi-disciplinary approach will continue under the guidance of the Affymetrix team,” said ParAllele Chairman of the Board and Mohr Davidow Ventures general partner Bill Ericson.

A key component of ParAllele’s technology is its proprietary Molecular Inversion Probe (MIP) assay. The MIP design allows tens of thousands of reactions to be multiplexed in a single tube with a high degree of accuracy and specificity. When combined with an Affymetrix GeneChip universal tag array, MIP technology provides scientists with unprecedented access to any area of the genome. This proven technology has been used successfully in the International Human Haplotype Mapping (HapMap) Project.

About ParAllele BioScience, Inc.:
ParAllele BioScience is accelerating healthcare breakthroughs by providing comprehensive genetic discovery solutions to the life science research, pharmaceutical and diagnostic sectors. The company's products and services utilize a unique approach that leverages novel biochemical processes rather than complex instrumentation to discover and analyze minute variations in the human genome. The understanding of how subtle genetic variations contribute to disease risk, prognosis and drug response will lead to new and more effective drugs, predictive diagnosis, and the ability to better tailor therapies to individual patients. To date, ParAllele has established research collaborations with multiple large pharmaceutical companies and prestigious academic and government institutions.

Headquartered in South San Francisco, California, ParAllele BioScience was founded by a team of leading researchers from the Stanford Genome Technology Center and Uppsala University. The company's investors include Abingworth Management, Index Ventures, Mohr Davidow Ventures and Versant Ventures. For more information about ParAllele, please visit the company's website at www.ParAllelebio.com.

About Affymetrix:
Affymetrix scientists invented the world's first microarray in 1989 and began selling the first commercial microarray in 1994. Since then, Affymetrix GeneChip® technology has become the industry standard in molecular biology research. Affymetrix technology is used by the world's top pharmaceutical, diagnostic and biotechnology companies as well as leading academic, government and not-for-profit research institutes. More than 1,200 systems have been shipped around the world and more than 3,000 peer-reviewed papers have been published using the technology. Affymetrix' patented photolithographic manufacturing process provides the most information capacity available today on an array, enabling researchers to use a whole-genome approach to analyze the relationship between genetics and health. Headquartered in Santa Clara, Calif., Affymetrix has subsidiaries in Europe and Asia in addition to manufacturing facilities in Sacramento, Calif. and Bedford, Mass. The company has about 900 employees worldwide.

All statements in this press release that are not historical are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act as amended, including statements regarding Affymetrix' "expectations," "beliefs," "hopes," "intentions," "strategies," or the like. Such statements, including Affymetrix’ expectation that the transaction is expected to close in the third quarter of 2005, Affymetrix’ financial expectations and Affymetrix’ expectations that the transaction will accelerate product development and commercialization and drive microarray sales, are subject to risks and uncertainties that could cause actual results to differ materially for Affymetrix from those projected. These risks and uncertainties include, but are not limited to: (i) the possibility that the companies may be unable to obtain regulatory approvals required for the merger; (ii) the inability of Affymetrix to successfully integrate ParAllele’s business into its existing business in a timely and non-disruptive manner; (iii) the inability of Affymetrix to achieve expected synergies from the transaction, including revenue synergies; (iv) difficulty in retaining ParAllele’s employees following the transaction; (v) unexpected costs and charges associated with the acquisition, including the write-off of intangible assets; (vi) the possibility of an adverse impact to Affymetrix’ and ParAllele’s businesses as a result of uncertainty surrounding the acquisition; and (vii) other risks described in Affymetrix' Form 10-K for the year ended December 31, 2004 and other SEC reports, including its Quarterly Reports on Form 10-Q for subsequent quarterly periods. Affymetrix expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Affymetrix' expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based.

Important Information for ParAllele Investors and Shareholders
Affymetrix will file a registration statement on Form S-4 containing a prospectus with the SEC in connection with its proposed acquisition of ParAllele. Affymetrix urges ParAllele’s investors and shareholders to read these documents when they become available and any other relevant documents filed with the SEC because they will contain important information. Investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Affymetrix are available free of charge by contacting Affymetrix, Inc., 3380 Central Expressway, Santa Clara, California 95051, Attention: Investor Relations, phone: (408) 731-5000.

NOTE: Affymetrix, the Affymetrix logo, and GeneChip are registered trademarks owned or used by Affymetrix Inc.

The following is a document distributed to employees of ParAllele Bioscience, Inc. on May 31, 2005:

QUESTIONS & ANSWERS
Company Wide Meeting

1. Why are we merging with Affymetrix?

As the demand for our MegAllele genotyping products continues to grow we have both realized that in order to maximize our competitiveness, very close coordination of product and marketing must be achieved. It has been difficult to achieve this as two separate companies.

At the same time, the more we have collaborated with Affymetrix, the more it becomes apparent that there are numerous other opportunities to combine our novel assay technologies with their leading edge chip platform in applications such as oncology, expression and in the future clinical genotyping. As we looked at what we could accomplish as independent companies versus as one strategically focused team it became clear to both sides that a merger made sense.

Lastly, but not least important was the cultural fit. As we looked at other companies we could consider joining forces with, we felt that Affymetrix created the best opportunity for maintaining the entrepreneurial culture of ParAllele.

2. How was the company valued?

Affymetrix is valuing the company at $120M. Successful, public life science tools companies are typically valued at 4-8x their prior year’s revenues. We believe that the premium in valuation is justified based on our current products, our R&D pipeline, and the people that make ParAllele great.

3. Why merge now rather than in another year when our products are more proven?

The valuation being assigned to ParAllele already takes into account our expected success in the genotyping market as well as some of the potential of the future applications we are developing. By merging now, we maximize the chance to achieve our technical and business goals while sharing the financial risks with another company.

4. What Will Happen To The Organization

There will be no changes for the next 2-3 months until the merger officially closes. After that, most ParAllele employees will continue in the same roles reporting to the same managers.

Our Research organization will report up through Tom into Affy Labs. Our Product Development, Services and Operations organization will report up through Elizabeth into the Affymetrix Product Development Organization. We expect everyone in those organizations to continue with Affymetrix with minimal changes in their job responsibilities.

On the commercial side, more integration is necessary to coordinate our activities in the marketplace. Our marketing functions under Clark and Maneesh will report into Affymetrix DNA products group and our sales and BD functions currently reporting to Aaron will be integrated into Affymetrix sales organization. Because of the need to integrate those functions, there may be some changes in roles and responsibilities and some of you whom we have already spoken with.

The only areas where have identified clear redundancies are with Affymetrix corporate functions. Nick, Steve, Bob, and Karen will be playing transition roles through the close.

Between now and the closing, your managers will be working with Affymetrix HR to finalize titles and position descriptions based on Affymetrix corporate structure.

A joint integration planning team involving Tom and Elizabeth and Affymetrix people will start planning for a smooth integration post closing.

5. Will we have to move?

Our primary focus is to provide our customers with industry-leading products. To ensure that products currently in the pipeline are brought to market as soon as possible, we need to maintain our sharp focus and execute to timelines. Therefore, virtually all of the ParAllele team will continue to perform their current functions out of the South San Francisco facility. There may also be opportunities to relocate to Santa Clara for employees that are interested.

6. What happens now?

There are a number of processes that must play out before this deal is finalized and the shares are issued. As Affymetrix is a public company, this transaction must be reviewed by the appropriate federal regulatory agencies to ensure it doesn’t violate anti-trust laws and to allow Affymetrix shareholders adequate notice prior to closing the transaction. This process can take 8 to 12 weeks or more. In addition, Affymetrix has to register with the SEC the shares of its stock that are being exchanged for ParAllele stock. That process can also take several weeks or longer.

Until the deal is closed we will be making plans for integration, but must legally continue to function as two independent companies. Because there is always a slight chance that the closing will be delayed by regulatory issues and because our mutual competitors will not be sitting idle, it is important that we maintain our commercial momentum through closing and beyond.

Some specific changes:
-	we will be expanding our services capacity on the Affymetrix platform and making plans for increased use of their products
-	our sales activities will continue to be separate but with increased emphasis on joint promotion of our MegAllele products as allowed under our existing commercial agreement

We will still be charging forward with Release 8, scaling up manufacturing in anticipation of more business ahead, developing the oncology products, and meeting those corporate goals we set in December! We’ll also be playing in sports leagues, engaging in goofy wagers, and having our monthly get togethers.

7. What happens after Close?

Upon closing, all who are going forward with Affymetrix will sign Employment Agreements with Affymetrix and have the opportunity to enroll in their benefits program.

All ParAllele stock will be converted to Affymetrix stock according to an exchange ratio to be determined on the day of closing. These new shares can be traded on the NasdaqNM stock exchange. There will be a 90-day lock-up period for half of the shares. This means you can trade half of your shares immediately after the closing of the deal and the second half after 90 days.

All employee stock options will be converted into options in Affymetrix using the same exchange ratio. The strike price of converted options will be adjusted by the exchange ratio so that your “in-the-money” value is preserved. Your vested options will remain vested and your unvested options will continue to vest according to their original vesting schedule for as long as you are an employee of Affymetrix. Should your employment at Affymetrix be involuntarily terminated within one year after signing you will receive an additional year of vesting.

8. Will my benefit package change? When?

All benefits remain the same until the deal is completed . (expected to be 8-12 weeks) Affymetrix’s Human Resource will review their benefits program tomorrow and talk about its implementation. We’ve compared their program and our current benefits and find theirs to be either equal or in several areas richer than ours. When changes do occur all regular employment with Parallele will be counted as service time for benefits and vesting calculations. All contributions that you have made to your ParAllele 401k will be available for roll-over into a roll-over IRA.

9. Who do I go to with my questions?

Direct supervisor/manager.
Human Resources
Will be sending out “Updates” on a regular basis via e-mail.

Important Information For ParAllele Investors And Shareholders

Affymetrix will file a registration statement on Form S-4 containing a prospectus with the SEC in connection with its proposed acquisition of ParAllele. Affymetrix urges ParAllele’s investors and shareholders to read these documents when they become available and any other relevant documents filed with the SEC because they will contain important information. Investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Affymetrix are available free of charge by contacting Affymetrix, Inc., 3380 Central Expressway, Santa Clara, California 95051, Attention: Investor Relations, phone: (408) 731-5000.

          The following slides were presented to employees of ParAllele Bioscience, Inc. on May 31, 2005:

Affymetrix & ParAllele Delivering the most comprehensive view of the genome

Forward Looking Statements
        All statements in this presentation that are not historical are "forward-looking statements"

within the meaning of Section 21E of the Securities Exchange Act as amended, including statements regarding Affymetrix' "expectations," "beliefs," "hopes," "intentions," "strategies," or the like.

Such statements, including Affymetrix' expectation that the transaction with ParAllele is expected to close in the third quarter of 2005, Affymetrix' financial expectations and  Affymetrix' expectations that the transaction will accelerate product development and commercialization and drive microarray sales,

 are subject to risks and uncertainties that could cause actual results to differ materially for

Affymetrix from those projected.  These risks and uncertainties include, but are not limited to:

(i) the possibility that the companies may be unable to obtain regulatory approvals required for the merger; (ii) the inability of Affymetrixto successfully integrate ParAllele's business into its existing business in a timely and non-disruptive manner; (iii) the inability of Affymetrix to achieve expected synergies from the transaction, including revenue synergies; (iv) difficulty in retaining ParAllele'semployees following the transaction; (v) unexpected costs and charges associated with the acquisition, including the write-off of intangible assets; (vi) the possibility of an adverse impact to Affymetrix' and ParAllele's businesses as a result of uncertainty surrounding the acquisition; and (vii) other risks described in Affymetrix' Form 10-K for the year ended

December 31, 2004 and other SEC reports, including its Quarterly Reports on Form 10-Q for subsequent quarterly periods.  Affymetrix expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Affymetrix' expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based.

Important Information For ParAllele Investors And Shareholders

        Affymetrix will file a registration statement on Form S-4 containing a prospectus with the SEC in connection with its proposed acquisition of ParAllele.

Affymetrix urges ParAlleles investors and shareholders to read these documents when they become available and any other relevant documents filed with the SEC because they will contain important information.  Investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov.

In addition, documents filed with the SEC by Affymetrix are available free of charge by contacting Affymetrix, Inc., 3380 Central Expressway, Santa Clara, California 95051,

Attention: Investor Relations, phone: (408) 731-5000.

Agenda
o  Affymetrix:  The Company
o  The Power of Photolithography
o  Products
o  Customers, Markets, & Business Models
o  Working Together
o  Human Resources
o  Next Steps and Q&A

Milestones in Affymetrix Evolution

Business Evolution

Global Infrastructure
o  Headquartered in Santa Clara, CA
o  NASDAQ:  AFFX (IPO in 1996)
o  Employees ~ 900

Affymetrix & ParAllele:

Shared Mission!

Affymetrix Corporate Mission

To be the leading source of

molecular technologies to

understand and improve life.

Mission Statement      ParAllele

ParAllele will be the leading supplier

of innovative solutions for

understanding how genetic variation

impacts human health

Historic Financial Performance

o  Installed base > 1200
instruments worldwide

o  Over 500,000 chips shipped in 2004

o  >300 patents issued

o  3000 peer reviewed papers

Agenda

o  Affymetrix:  The Company
o  The Power of Photolithography
o  Products
o  Customers, Markets, & Business Models
o  Working Together
o  Human Resources
o  Next Steps and Q&A

Wafers, Chips, and Features

Moore's Law - Array Information Capacity

GMP Compliant and ISO/QSR Certified
GeneChip® Probe Array Manufacturing

Agenda
o Affymetrix:  The Company
o The Power of Photolithography
o Products
o Customers, Markets, & Business Models
o Working Together
o Human Resources
o Next Steps and Q&A

Packaging the Genome

From Sequence to Function

Affymetrix Product Lines

Affymetrix Product Lines

Affymetrix Product Lines

Affymetrix Product Lines

Affymetrix Product Lines

Formed Perlegen to Drive New Applications

Perlegen Sciences

Agenda
o Affymetrix:  The Company
o The Power of Photolithography
o Products
o Customers, Markets, Business Models
o Working Together
o Human Resources
o Next Steps and Q&A

Customer & Market Segments

PbA: Powered by Affymetrix Partnership Model

Powered by AFFYMETRIX

- 'Intel Inside'
- Non-exclusive relationships
- PbA partner develops & commercializes products

Roche
- Combines the power of two industry gold standards: PCR & GeneChip ® technology for human diagnostic products

VERIDEX LLC
- Develops & commercializes broad range of human cancer tests

BIOMÉRIEUX
- Develops & commercializes breast cancer tests, food & environmental testing

Emerging Markets:
Applied Testing Applications

Development of Standards & Controls

Leadership in industry, academic, and national
agency consortia

Affymetrix Public Policy Priorities

o Genetic privacy and non-discrimination
o Government funding of translational research
o IP: no patents on naturally occurring genes
o Formalized research exemption

A Time of Convergence

A New Paradigm in NIH Funding

A New Paradigm in NIH Funding
o Harmonization of Clinical
  Research Regulatory Processes
o Integration of Clinical Research
  Networks
o Enhancing Clinical Research
  Workforce Training
o National Electronic Clinical
  Trials & Research System (NECTAR)
o Regional Translational Medicine
  Centers
o Enabling Technologies for Improved
  Assessment of Clinical Information
  Outcomes

Growing International Biobanking Activities

US efforts include:
o Mayo Clinic
o Marshfield Personalized Medicine
o Framingham Heart Study
o National Childrens Study
o Nurses' Health Study
o American Cancer Society
  CPS-II
o CDC NHANES III

Affymetrix & Translational Medicine
Affymetrix technology becomes the standard in
genetic profiling within biobanks

Agenda
o Affymetrix:  The Company
o The Power of Photolithography
o Products Customers & Markets
o Working Together Human Resources
o Next Steps and Q&A

Working Together
Greg Yap

Why We Think This Makes Sense
Affymetrix brings:
o Industry-leading DNA
  business (largest and
  fastest-growing)
o Universal market presence,
  reach and brand
ParAllele brings:
o Innovative, leading genetics assays
o Capabilities for both products and services
o Talented, versatile people

Together, we bring:
o Full portfolio of market
  leading products
o Combination of leading
  edge innovation and leading
  commercial organization
o Market leadership and
  capability to establish
  market standards
o Opportunity to address
  spectrum of new markets
  and applications

Customer Workflow: Understanding
Genetics of Disease

Our Business Vision
o Fundamental vision: More information enables
  customers to make better decisions
  - Customers used to 100 SNPs or 700 bases
  - More information too expensive or hard to analyze
  - We need to deliver more complete information
    effectively and affordably
o Enable whole genome DNA analysis
o Lead market across full menu of DNA products
  - Whole genome products to targeted subsets
  - SNPs to sequence
  - High information content, cost-effectiveness, ease of
    use, and data analysis
o Continue to be a major driver of corporate growth

Evolution of Our Relationship
(Our Perspective)

Get to know
each other

2003
1st agmt
(Joint Dev)
Friendly,
but uncommitted

Date

2004
2nd agmt
(Joint Dev & Cmml)

Cautiously optimistic,
but still long-term
uncommitted

Are we
right for
each
other?

2005
Discussing wide range
of possibilities

Enthusiastic, but working
at arms-length

Marriage

From this day forward...
in sickness & in health!

Committed to
long-term technical &
commercial success

What to Expect From Us

We WILL
o Drive business growth
  faster than either of us
  could have alone
o Seek to establish this
  assay as the market
  standard for genotyping
  (and other applications)
o Create opportunities for
  you to lead as part of
  the market leader

We WON'T

o Know all the answers --
  we need to figure them
  out together
o Get it all right the first
  time -- we need to get to
  know each other better
  and it will be awkward
o Have low expectations
  of ourselves or you

Key Near-Term Priorities
o Launch 1st generation system (complete)
o Develop clear joint plan for next generation system
  - Marketing drives requirements
  - Product development drives workplan

o Invest in the business
  - Technology development
  - New application development
  - Standard panels

o Prioritize and align efforts
  - R&D (agree & focus on joint priorities)
  - Commercial (products & services)
  - Leverage combined Affymetrix / ParAllele portfolio

Agenda
o Affymetrix:  The Company
o The Power of Photolithography
o Products
o Customers & Markets
o Working Together
o Human Resources
o Next Steps and Q&A

Affymetrix Human Resources

Quick Benefits Comparison

PARALLELE BENEFITS

Eligibility	Must work 30 hours		
BENEFIT	EMPLOYEE COST	DEPENDENT COST	COMMENTS
Medical			
Blue Cross PPO	0%	50%	
Blue Cross HMO	0%	50%	
Dental			
Guardian	0%	50%	
Vision	0%	50%	
VSP			
FSA	0%		
Life Insurance	0%		1 X Salary
AD&D	0%		
STD - Short Term Disability	0%		State
LTD - Long Term Disability	0%		66 2/3 to $10K Mo
EAP - New Directions	0%	0%	
401(k)	0%		No Matching
Holidays			10 Paid
PTO			15 Days

AFFYMETRIX BENEFITS

Eligibility	Must work 20 hours		
BENEFIT	EMPLOYEE COST	DEPENDENT COST	COMMENTS
Medical			
Blue Shield PPO (California and Non-California)	12%	14%	
Blue Shield HMO (California)	12%	14%	
Kaiser Permanente HMO (California only)	12%	14%	
Tufts HMO Health Plan (MA, NH,RI,CT and VT only)	12%	14%	
Dental			
Delta Dental (DPO)	20%	20%	
Vision			
VSP	15%	20%	
Eyemed	15%	20%	
FSA	0%		
Life Insurance	0%		3 X Salary to Max. $700K
AD&D	0%		
STD - Short Term Disability	0%		Private + State
LTD - Long Term Disability	0%		60% to $10K Mo
EAP/PacifiCare Behavioral	0%		
401(k)	0%		Affy matches your contribution equal to 75% of your salary deferral contributions up to 6% of your salary.
Holidays			10 Paid
PTO			20 days > 4 years

Agenda

||      Affymetrix:  The Company
||      The Power of Photolithography
||      Products
||      Customers, Markets, & Business Models
||      Working Together
||      Human Resources
||      Next Steps and Q&A

Next Steps

||      Day to Day: "business as usual" to deliver on our mutual goals & objectives
||      Integration team has been defined, with representation from both Affymetrix and ParAllele
||      Be patient with each other!
||      The teamwork continues!

Affymetrix & ParAllele:
Driving the Genetic Revolution

Questions?